

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2015

Takeshi Idezawa
President and Chief Executive Officer
LINE Corporation
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan

> **Re: LINE Corporation**
> **Amendment No. 5 to Draft Registration Statement on Form F-1**
> **Submitted July 16, 2015**
> **CIK No. 0001611820**

Dear Mr. Idezawa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   We note your response to prior comment 1 but the prospectus cover page should also disclose that Line Corporation will be a "controlled company" within the meaning of the New York Stock Exchange corporate governance rules and NASDAQ Global Market listing rules because NAVER will control a majority of the voting power of your outstanding capital stock.

Use of Proceeds, page 51

2.   We note your new disclosure that a portion of the proceeds will be used to repay "two ¥8,000 million loans, each of which accrues interest at an annual rate of approximately 0.18%, all of which mature in December 2015." It is unclear whether these two loans are different from the short-term loan in the amount of ¥16,000,000 thousand that is described on page F-96. Specifically, page F-96 indicates that, of the ¥16,000,000 thousand, the maturity date of ¥8,000,000 thousand has a variable interest of 0.17% per annum and was extended only to August 31, 2015.

Notes to Consolidated Financial Statements

34. Subsequent Events

Significant Decline in the Fair Value of Available-For-Sale Financial Assets, page F-96

3.   We note your response to prior comment 4. Please clarify the accounting entry you recorded to reflect the decline in fair value for this security. In this regard, we note your disclosure that the decline in value resulted in a decrease in total assets of 3,078,255 thousand yen and a decrease in the available for sale reserve included in shareholders' equity of 1,981,165 thousand yen. Further, there was no impairment loss recognized in the consolidated statement of profit or loss. Please clarify how the remaining decrease in total assets was recorded.

Exhibits

4.   We note that you submitted the Service Partnership Agreement between LINE Plus Corporation and NAVER Corporation dated January 1, 2014 as Exhibit 10.6. This agreement does not appear to be described in the prospectus. Please include a description of the material terms of this agreement in the prospectus, if material.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Email
        Jinduk Han, Esq.

Cleary Gottlieb Steen & Hamilton